Mail Stop 4561

August 14, 2008

Mr. Henry Dabrowski
President and Director
Alternet Systems, Inc.
#610-815 West Hastings Street
Vancouver, BC, V6C 1B4

> **Re: Alternet Systems, Inc.**
> **Form 10-KSB and 10-KSBA for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008 and August 12, 2008**
> **File No. 000-31909**

Dear Mr. Dabrowski:

We have reviewed your response letter dated August 12, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSBA for the Fiscal Year Ended December 31, 2007

Item 8A. Controls and Procedures, page 16

1. Please refer to prior comment numbers 2 and 3. We note that you have not provided a conclusion regarding the effectiveness of your disclosure controls and procedures in your amended 10-KSB. However, we note that in your response that it appears that management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Disclosure controls and procedures include, "controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Considering management's failure to provide its report on internal control over

financial reporting, it is unclear to us how you are able to continue to conclude that your disclosure controls and procedure are effective as of the end of the fiscal year. Please further amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In addition, clarify your statement that "previous conclusions regarding the effectiveness of our disclosure controls and procedures were incomplete as management had not completed the report as required under the COSO criteria" and reconcile this to your response to prior comment number 3. If you continue to believe that your disclosure controls and procedures are effective, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Changes in Internal Control over Financial Reporting, page 16

2.   We note your disclosure that there were "no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2007 that have materially or are reasonably likely to materially affect, our internal controls over financial reporting." Please revise to disclose, if true, that there were no changes in the registrant's internal control over financial reporting that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. See Item 308(c) of Regulation S-B.

Exhibits 31.1 and 31.2

3.   We note that you did not make the appropriate revisions to the certifications as noted in prior comment number 4. We also note several deviations in your certifications from the wording in Item 601(b)(31) of Regulation S-B. In this regard, we note that the certifications should reflect the exact wording in Item 601(b)(31). At a minimum, your certifications should be revised as follows:

- Remove the certifying individual's title from the introductory sentence to the certification;
- Replace the phrase "annual report" with the word "report" in paragraphs 2, 3 and 4;
- Include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B; and
- Replace paragraphs 4(b) and 4(c) with paragraphs 4(c) and 4(d) of Item 601(b)(31) of Regulation S-B. Ensure that you use the exact wording in these paragraphs.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant